Erin Leonard Events LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Classes & Training Revenues	
Ticket Sales	66.26
Total Classes & Training Revenues	**66.26**
Service Revenues	
Discounts	-4,500.00
Total Service Revenues	**-4,500.00**
Services	238,463.75
Unapplied Retainer	0.00
Total Income	**$234,030.01**
Cost of Goods Sold	
Cost of Labor	
Subcontractor Labor	129,271.96
Total Cost of Labor	**129,271.96**
Total Cost of Goods Sold	**$129,271.96**
GROSS PROFIT	**$104,758.05**
Expenses	
Accounting & HR Expenses	
Accounting fees	10,303.00
Total Accounting & HR Expenses	**10,303.00**
Bad Debts	843.75
Banking Expenses	
Amex Fees	95.00
Bank Charges & Fees	443.44
QuickBooks Payments Fees	788.61
Total Banking Expenses	**1,327.05**
Donations Expenses	
Charitable Donation Expense	180.57
Total Donations Expenses	**180.57**
Dues & Membership Expenses	
Subscriptions	31.78
Total Dues & Membership Expenses	**31.78**
Education Expenses	
Class or Training Expense	1,000.63
Training Expense	7,645.00
Total Education Expenses	**8,645.63**

Erin Leonard Events LLC

Profit and Loss
January - December 2020

	TOTAL
Equipment & Software Expenses	
Computer Equipment Expense	316.20
General Software Expense	4,134.99
Office Equipment Expense	104.48
Total Equipment & Software Expenses	**4,555.67**
Financing Expenses	
Interest Expense	2,871.42
Total Financing Expenses	**2,871.42**
Insurance Expenses	
Health Insurance	3,827.21
Total Insurance Expenses	**3,827.21**
Legal & Professional Services	
Attorneys Fees Expense	5,600.00
Total Legal & Professional Services	**5,600.00**
Meals & Entertainment Expenses	
Business Meal Expense	3,404.98
Client Entertainment Expense	80.16
Total Meals & Entertainment Expenses	**3,485.14**
Offices & Facilities Expenses	
Utilities Expense	1,893.34
Total Offices & Facilities Expenses	**1,893.34**
Other Business Expenses	108.20
Sales & Marketing Expenses	
Advertising Expense	835.95
Business Development	275.00
Client Gift	711.42
Internet Marketing Expense	13,981.00
Outreach & PR Expense	6,130.06
Promo Materials Expense	2,232.07
Sales & Marketing Consulting Expense	2,000.00
Total Sales & Marketing Expenses	**26,165.50**
Supplies & Postage Expenses	
Office Supplies Expense	3,712.83
Welfare & Gifts Expense	596.06
Total Supplies & Postage Expenses	**4,308.89**
Tax & Compliance Expenses	
Business Filings Expense	512.54
Taxes Paid - 2019	2,577.00
Total Tax & Compliance Expenses	**3,089.54**

Erin Leonard Events LLC

Profit and Loss
January - December 2020

	TOTAL
Telecomm Expenses	
Cell Phone Expense	59.89
Total Telecomm Expenses	**59.89**
Travel & Transport Expenses	
Local Transit Expenses	609.38
Lodging Expenses	685.37
Vehicle & Travel Rentals	549.53
Total Travel & Transport Expenses	**1,844.28**
Vehicle Expenses	
Gas & Routine expenses	41.14
Total Vehicle Expenses	**41.14**
Website Expenses	
Website Development & Maintenance Expense	11.47
Website Registration & Hosting	40.68
Total Website Expenses	**52.15**
Total Expenses	**$79,234.15**
NET OPERATING INCOME	**$25,523.90**
Other Income	
DC Grant	2,500.00
Total Other Income	**$2,500.00**
NET OTHER INCOME	**$2,500.00**
NET INCOME	**$28,023.90**